CANADIAN NATURAL RESOURCES LIMITED
ANNOUNCES NORMAL COURSE ISSUER BID
CALGARY, ALBERTA – MARCH 8, 2024 – FOR IMMEDIATE RELEASE
Canadian Natural Resources Limited ("Canadian Natural") announced today that the Toronto Stock Exchange (“TSX”) has accepted notice filed by Canadian Natural of its intention to make a Normal Course Issuer Bid (“NCIB”) through the facilities of the TSX or other alternative Canadian trading systems. Purchases may also be made through the facilities of the New York Stock Exchange.
The notice provides that Canadian Natural may, during the 12 month period commencing March 13, 2024 and ending March 12, 2025, purchase for cancellation up to 90,231,429 shares, being 10% of the public float as at February 29, 2024. Canadian Natural will not acquire through the facilities of the TSX more than 1,735,010 common shares during a trading day, being 25% of the average daily trading volume of its common shares on the TSX for the six calendar months prior to the date of approval of the NCIB, subject to certain prescribed exceptions. The price which Canadian Natural will pay for any such shares will be the market price at the time of acquisition. The actual number of common shares that may be purchased and the timing of any such purchases will be determined by Canadian Natural.
With the Company's net debt below $10 billion at year end 2023, the Company is now targeting in 2024 to return 100% of free cash flow to shareholders through dividends and share repurchases, per our free cash flow allocation policy. Going forward, the Company will manage this allocation of free cash flow on a forward looking annual basis, while managing working capital and cash management as required.
In connection with the NCIB, Canadian Natural expects to enter into an automatic share purchase plan ("ASPP") in relation to purchases made under the NCIB. The ASPP has been pre-cleared by the TSX and is expected to be implemented on March 13, 2024. The ASPP is intended to facilitate repurchases of common shares at times under the NCIB when Canadian Natural would ordinarily not be permitted to make purchases due to regulatory restriction or customary self-imposed blackout periods. Before the commencement of any particular trading black-out period, Canadian Natural may, but is not required to, instruct its designated broker to make purchases of common shares under the NCIB during the ensuing black-out period in accordance with the terms of the ASPP. Such purchases will be determined by the designated broker at its sole discretion based on purchasing parameters set by Canadian Natural in accordance with the rules of the TSX, applicable securities laws and the terms of the ASPP. All purchases of common shares made under the ASPP will be included in determining the number of common shares purchased under the NCIB. The ASPP will terminate on March 10, 2025. The ASPP constitutes an "automatic securities purchase plan" under applicable Canadian securities law. Outside of pre-determined blackout periods, common shares may be purchased under the NCIB based on management's discretion, in compliance with TSX rules and applicable securities laws.
As of February 29, 2024, Canadian Natural has purchased 37,050,000 of its common shares at a weighted average price of $84.12 per share under its previous NCIB, which commenced on March 13, 2023 and expires on March 12, 2024 and which authorized the purchase for cancellation of up to 92,298,006 common shares.

Certain information regarding the Company contained herein may constitute forward-looking statements under applicable securities laws. Such statements are subject to known or unknown risks and uncertainties that may cause actual results to differ materially from those anticipated or implied in the forward-looking statements. Refer to our website for complete forward-looking statements www.cnrl.com

Canadian Natural is a senior oil and natural gas production company, with continuing operations in its core areas located in Western Canada, the U.K. portion of the North Sea and Offshore Africa.

CANADIAN NATURAL RESOURCES LIMITED
2100, 855 - 2nd Street S.W. Calgary, Alberta, T2P4J8 Phone: 403-514-7777 Email: ir@cnrl.com www.cnrl.com

TIM S. MCKAY Vice Chairman SCOTT G. STAUTH President MARK A. STAINTHORPE Chief Financial Officer LANCE J. CASSON Manager, Investor Relations Trading Symbol - CNQ Toronto Stock Exchange New York Stock Exchange
Certain information regarding the Company contained herein may constitute forward-looking statements under applicable securities laws. Such statements are subject to known or unknown risks and uncertainties that may cause actual results to differ materially from those anticipated or implied in the forward-looking statements. Refer to our website for complete forward-looking statements www.cnrl.com